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                    November 23, 2021

       Scott Contino
       Chief Financial Officer
       Fortistar Sustainable Solutions Corp.
       One North Lexington Avenue
       White Plains, NY 10601

                                                        Re: Fortistar
Sustainable Solutions Corp.
                                                            Form 8-K filed
November 16, 2021
                                                            File No. 001-39939

       Dear Scott Contino:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction